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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Eskimo Pie Corp.
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   296443 10 4
                                 (CUSIP Number)

                                 Michael Serruya
                       Yogen Fruz World-Wide Incorporated
                         8300 Woodbine Avenue, 5th Floor
                 Markham, Ontario, Canada L3R 9Y7 (905) 479-8762
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                December 4, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box |_|.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


------------------------------
CUSIP NO.      296443 10 4
------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Yogen Fruz World-Wide Incorporated
-----------------------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                                   (b) |_|

-----------------------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                              WC
-----------------------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|



-----------------------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Nova Scotia, Canada
-----------------------------------------------------------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

    NUMBER OF                      445,700
      SHARES       ----------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8        SHARED VOTING POWER
     OWNED BY
       EACH                        Not Applicable
    REPORTING      ----------------------------------------------------------------------------------------------------------------
      PERSON         9         SOLE DISPOSITIVE POWER
       WITH
                                   445,700
                   ----------------------------------------------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                   Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              445,700
-----------------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  |_|



-----------------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              12.89%

-----------------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                              CO

-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, par value $1.00 per share ("Common Stock"), of Eskimo Pie Corp. (the "Company") purchased by the Reporting Person.

     The principal executive offices of the Company are located at 901 Moorefield Park Drive, Richmond, VA 23236.

Item 2. Identity and Background.

     This Schedule 13D is being filed by Yogen Fruz World-Wide Incorporated (the "Reporting Person"):

     (a)  Yogen Fruz World-Wide Incorporated

     (b)  8300 Woodbine Avenue, 5th Floor, Markham, Ontario, Canada L3R 9Y7.

     (c) A corporation organized pursuant to the laws of the Province of Nova Scotia, Canada, which corporation, together with its wholly-owned subsidiary, Integrated Brands, Inc., located at 4175 Veterans Highway, Ronkonkoma, New York 11779, engages in the (i) sale and distribution of a wide variety of frozen dessert products to supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores and the (ii) franchising and licensing of frozen dessert (including ice cream and frozen yogurt), gourmet coffee and related products in outlets located throughout the United States and the world.

     (d) During the last five (5) years, the Reporting Person has not been convicted in any criminal proceeding.

     (e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The following background information is provided pursuant to Instruction C with respect to each of the executive corporate officers, directors and control persons of the Reporting Person:

1.   (a)  Michael Serruya

     (b) c/o Yogen Fruz World-Wide Incorporated, 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, Canada L3R 9Y7.

     (c) Michael Serruya is Co-Chairman of the Board, Co-President and Co-Chief Executive Officer of the Reporting Person

     (d) To the best knowledge of the Reporting Person, Michael Serruya has not been convicted in any criminal proceeding during the last five (5) years.

     (e) To the best knowledge of the Reporting Person, Michael Serruya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five (5) years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Canadian citizen


2.   (a)  Richard E. Smith

     (b) c/o Integrated Brands, Inc., 4175 Veterans Highway, Ronkonkoma, New York 11779

     (c) Richard E. Smith is Co-Chairman of the Board, Co-President and Co-Chief Executive Officer of the Reporting Person

     (d) To the best knowledge of the Reporting Person, Richard E. Smith has not been convicted in any criminal proceeding during the last five years.

     (e) To the best knowledge of the Reporting Person, Richard E. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five (5) years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States citizen

3.   (a)  Aaron Serruya

     (b) c/o Yogen Fruz World-Wide Incorporated, 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, Canada L3R 9Y7.

     (c) Aaron Serruya is an Executive Vice President, Secretary and Director of the Reporting Person

     (d) To the best knowledge of the Reporting Person, Aaron Serruya has not been convicted in any criminal proceeding during the last five (5) years.

     (e) To the best knowledge of the Reporting Person, Aaron Serruya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five (5) years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Canadian citizen


4.   (a)  David Prussky

     (b) c/o Yogen Fruz World-Wide Incorporated, 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, Canada L3R 9Y7.

     (c)  David Prussky is a Director of the Reporting Person

     (d) To the best knowledge of the Reporting Person, David Prussky has not been convicted in any criminal proceeding during the last five (5) years.

     (e) To the best knowledge of the Reporting Person, David Prussky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five (5) years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Canadian citizen


5.   (a)  David M. Smith

     (b) c/o Integrated Brands, Inc., 4175 Veterans Highway, Ronkonkoma, New York 11779

     (c) David M. Smith is an Executive Vice President and Director of the Reporting Person

     (d) To the best knowledge of the Reporting Person, David M. Smith has not been convicted in any criminal proceeding during the last five (5) years.

     (e) To the best knowledge of the Reporting Person, David M. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five (5) years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States citizen


6.   (a)  David J. Stein

     (b) c/o Integrated Brands, Inc., 4175 Veterans Highway, Ronkonkoma, New York 11779.

     (c) David J. Stein is Executive Vice President and Director of the Reporting Person

     (d) To the best knowledge of the Reporting Person, David J. Stein has not been convicted in any criminal proceeding during the last five (5) years.

     (e) To the best knowledge of the Reporting Person, David J. Stein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five (5) years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States citizen


7. (a) 1082272 Ontario, Inc. ("Ontario"), a corporation organized under the laws of the Province of Ontario, Canada, of which The Serruya Family Trust (the "Trust") is the sole shareholder. The Trust was created and settled for the benefit of certain members of the Serruya family, including Messrs. Michael and Aaron Serruya, both executive officers of the Reporting Group.

     (b) c/o Yogen Fruz World-Wide Incorporated, 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, Canada L3R 9Y7.

     (c) Ontario and the Trust, collectively, beneficially own, directly or indirectly, more than 10% of the securities of the Reporting Person, constituting more than 43% of the common stock of the Reporting Person for voting purposes. Ontario and the Trust have the sole power to vote and dispose of all of their securities. For purposes of the above calculations, the Reporting Person has both Class A and Class B common stock. While Class B stock is convertible into Class A stock on a share for share basis, each share of Class B stock is entitled to 10 votes. Class A stock is entitled to 1 vote.

     (d) To the best knowledge of the Reporting Person, neither Ontario nor the Trust has been convicted in any criminal proceeding during the last five (5) years.

     (e) To best knowledge of the Reporting Person, neither Ontario nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five (5) years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of funds used to purchase the Common Stock, in the approximate aggregate amount of $5,277,594, was working capital of the Reporting Person.


Item 4. Purpose of Transaction.

     The Reporting Person acquired the Common Stock in the open market and in a private transaction, with a view toward acquiring control of, and ultimately the entire equity interest in, the Company and/or effecting a change in the board of directors to facilitate the acquisition of the Company. Depending upon market conditions and other factors that the Reporting Person may deem material to its acquisition strategy, the Reporting Person may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that it now owns or hereafter may acquire.

     The Reporting Person has previously approached the Company with various proposals to acquire all of the outstanding shares of the Company's Common Stock, for cash, in a negotiated transaction, which proposals have all been rejected by the Company's management.

     Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Company.

     (a) The calculations in this Item are based upon 3,458,597 shares of Common Stock of the Company issued and outstanding as of October 31, 1998 (based upon the Company's report on Form 10-Q for the period ended September 30, 1998 filed with the Securities and Exchange Commission). For purposes hereof, the Reporting Person beneficially owns 445,700 shares of the Common Stock (the "Yogen Shares"), comprising approximately 12.89% of the issued and outstanding shares of Common Stock of the Company. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

     (b) The Reporting Person is the sole owner of the Yogen Shares and has the sole power to vote and dispose of all of the Yogen Shares.

     (c) The Reporting Person has not effected any transactions in shares of the Common Stock or in any options or warrants to purchase Common Stock in the past 60 days other than the following transactions by the Reporting Person:

                     Amount of Common     Purchase Price
Date                 Stock Purchased        (per share)     Type of Transaction
----                 ----------------     --------------    -------------------
December 9, 1998         1,000 shares     $13.25/share       open market
December 9, 1998        50,000 shares     $13.375/share      open market
December 8, 1998        13,000 shares     $13.125/share      open market
December 8, 1998           200 shares     $13.00/share       open market
December 7, 1998        15,200 shares     $13.00/share       open market
December 7, 1998           500 shares     $12.9375/share     open market
December 4, 1998       263,500 shares     $13.00/share       private transaction
December 4, 1998        38,900 shares     $13.00/share       open market
December 4, 1998        14,700 shares     $13.00/share       open market
December 2, 1998         8,000 shares     $13.00/share       open market


     (d) The Reporting Person affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Except as set forth in Item 4 above, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     None.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                              YOGEN FRUZ WORLD-WIDE INCORPORATED



Dated December 10, 1998                     By:  /s/ Michael Serruya
                                              --------------------------------
                                              Name:  Michael Serruya
                                              Title: Co-Chief Executive Officer